SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2023 (Report No. 6)

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

5 Oppenheimer St.

Rehovot 7670105, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On August 25, 2023, G Medical Innovations Holdings Ltd. (the “Registrant” or the “Company”) announced that it will hold its Annual General Meeting of Shareholders on September 12, 2023 (the “Meeting”). Only shareholders of record who hold ordinary shares, par value $0.0001 per share, of the Registrant at the close of business on August 22, 2023, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

Copies of the Notice of Annual General Meeting, Proxy Statement and Form of Proxy Card for the Meeting are furnished herewith as Exhibits 99.1, 99.2 and 99.3, respectively. The Notice of Annual General Meeting, Proxy Statement and Form of Proxy Card for the Meeting are also available on the Company’s website, www.gmedinnovations.com.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-266090) and on Form S-8 (File No. 333-266063 and File No. 333-273146), filed with the SEC, to be a part thereof from the date on which this Report is submitted to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Notice of 2023 Annual General Meeting of Shareholders.
99.2	Proxy Statement for 2023 Annual General Meeting of Shareholders.
99.3	Form of Proxy Card for 2023 Annual General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovation Holdings Ltd.

Date: August 25, 2023	By:	/s/ Yacov Geva
	Name:	Yacov Geva
	Title:	Chief Executive Officer

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